

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 25, 2010

William M. Wright, President
Infrared Systems International
4550 NW Newberry Hill Road, Suite 202
Silverdale, Washington 98383

      Re: Infrared Systems International
              Item 4.01 Form 8-K
              Filed No. 333-147367
              Dated August 23, 2010, filed August 24, 2010

Dear Mr. Wright:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated August 23, 2010 filed August 24, 2010

Item 4.01

1. Amend the report to include all of the information required by Item 304 of Regulation S-K. The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K. Include a letter from the former accountants addressing the revised disclosures in the amendment.

2. We note that you improperly identified the Commission File Number as 0-17953 on page 1 of the Form 8-K filed August 23, 2010. In all future filings, please identify your filings with Commission File Number 333-147367.

    As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

William M. Wright
Infrared Systems International
August 25, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Dennis Hult, Reviewing Accountant, at 202 551-3618 or me at 202 551-3212. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief